[redacted]

11018341

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8-33612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. B. McKenna & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO. ______

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 West Main Street
(No. and Street)

Bennington	VT	05201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald B. McKenna — (802) 447-1538
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow Lufkin & Buggy, LLP
(Name — // *individual, state last, first, middle name)*

10 Tower Lane	Avon	CT	06001
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form arc not required to respond unless the form displays a currently valid OMB control number.

D.B. McKENNA & CO., INC. *Financial Planning/Investments*
207 West Main Street • Bennington, Vermont 05201 (802) 447-1538 • Fax (802) 447-0034

Affirmation

I, Donald B. McKenna, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of D.B. McKenna & Co., Inc. (the Company) for the years ended December 31, 2010 and 2009 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/22/11
Signature Date

Donald B. McKenna

[signature] 2/22/11
Notary Public

D. B. McKenna & Co., Inc.
Independent Auditors' Report, Financial Statements and Supplemental Information
As of and for the Years Ended December 31, 2010 and 2009

Table of Contents

SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

To the Board of Directors and Stockholders'
of D. B. McKenna & Co., Inc.:

We have audited the accompanying statements of financial condition of D. B. McKenna & Co., Inc. (the Company) as of December 31, 2010 and 2009 and the related statements of operations and changes in comprehensive income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. B. McKenna & Co., Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 25, 2011

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

30 Main Street, Suite 215
Burlington, Vermont 05401
Phone 802.865.9300

D. B. McKenna & Co., Inc.
Statements of Financial Condition
December 31, 2010 and 2009

	2010		2009	
Assets				
Current assets:				
Cash and cash equivalents	$	170,281	$	166,712
Accounts receivable		2,384		268
Total current assets		172,665		166,980
Investments		23,519		15,246
Fixed assets:				
Equipment		80,831		80,140
Accumulated depreciation		(75,103)		(72,903)
Fixed assets, net		5,728		7,237
Total assets	$	201,912	$	189,463
Liabilities and Stockholders' Equity				
Liabilities:				
Accrued expenses	$	36,901	$	28,077
Total liabilities		36,901		28,077
Stockholders' equity:				
Common stock, no par value, 10 shares authorized, issued and outstanding, at cost		8,000		8,000
Contributed capital		40,000		40,000
Accumulated other comprehensive income (loss)		1,595		(6,678)
Retained earnings		115,416		120,064
Total stockholders' equity		165,011		161,386
Total liabilities and stockholders' equity	$	201,912	$	189,463

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Statements of Operations and Changes in Comprehensive Income
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Commissions	$ 492,359	$ 433,648
Professional fees	41,512	28,524
Dividend and interest income	732	661
Total revenues	534,603	462,833
Expenses:		
Wages	367,320	331,026
Employee benefits	63,542	37,805
Payroll and other taxes	25,690	24,598
Rent	22,596	22,152
Professional fees	11,709	3,248
Office supplies	11,535	11,526
Insurance	9,970	10,503
Licenses, dues and fees	6,986	7,385
Advertising	3,607	3,189
Travel and entertainment	2,313	416
Depreciation	2,200	3,751
Telephone	1,925	1,923
Auto expense	1,910	1,520
Publications	1,895	1,650
Television service	727	1,257
Miscellaneous	76	60
Total expenses	534,001	462,009
Net income before taxes	602	824
Provision for taxes	(250)	(250)
Net income	352	574
Other comprehensive income:		
Unrealized gains on investments	8,273	1,223
Comprehensive income	$ 8,625	$ 1,797

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2010 and 2009

	Common Stock	Contributed Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
Balance as of January 1, 2009	$ 8,000	$ 40,000	$ (7,901)	$ 119,490	$ 159,589
Unrealized gains on investments	-	-	1,223	-	1,223
Net income	-	-	-	574	574
Balance as of December 31, 2009	8,000	40,000	(6,678)	120,064	161,386
Unrealized gains on investments	-	-	8,273	-	8,273
Dividends distributed	-	-	-	(5,000)	(5,000)
Net income	-	-	-	352	352
Balance as of December 31, 2010	$ 8,000	$ 40,000	$ 1,595	$ 115,416	$ 165,011

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 352	$ 574
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,200	3,751
Changes in assets and liabilities:		
Accounts receivable	(2,116)	303
Accrued expenses	8,824	1,483
Net cash provided by operating activities	9,260	6,111
Cash flows from investing activities:		
Purchases of equipment	(691)	(2,242)
Net cash used in investing activities	(691)	(2,242)
Cash flows from financing activities:		
Dividends distributed	(5,000)	-
Net cash used in financing activities	(5,000)	(2,242)
Net increase in cash and cash equivalents	3,569	3,869
Cash and cash equivalents, beginning of year	166,712	162,843
Cash and cash equivalents, end of year	$ 170,281	$ 166,712

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2010 and 2009

Note 1 - General

Organization - D. B. McKenna & Co., Inc. (the Company) is a privately owned corporation. It operates as a retail stock brokerage business and is located at 207 Main Street in Bennington, Vermont. D.B. McKenna Co., Inc. operates through a broker-dealer contract with Raymond James and Associates, Inc.

Description of Business - The Company does not hold funds or securities for, or owe funds or securities to customers. The Company is involved in mutual fund sales and is subject to the reserve requirement provisions of Rule 15c3-3. However, to conform to the exemption provision under Rule 15c3-3, the Company has established a segregated cash account for the exclusive benefit of customers and is exempt from the calculation of a reserve requirement within Rule 15c3-3 under the exemptive provision Section (k)(2)(ii) of the Securities and Exchange Act of 1934.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company is subject to federal and state security laws, as well as FINRA regulations.

Note 2 - Summary of Significant Accounting Policies

Basis of Reporting - The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Cash and Cash Equivalents - The Company classifies certain securities with original maturity dates of three months or less as cash equivalents. In general, the Federal Depository Insurance Corporation (FDIC) insures cash balances up to $250,000 per depositor, per bank. However, effective December 31, 2010, the FDIC also provides separate unlimited coverage for deposit accounts that meet the definition of non-interest bearing accounts. Unlimited coverage on non-interest bearing accounts extends until December 31, 2012. It is the Company's policy to monitor the financial strength of the bank that holds deposits on an ongoing basis.

Investments - The Company classifies its investments in accordance with FASB ASC 820, "*Fair Value Measurements and Disclosures*". For financial statement elements currently required to be measured at fair value, FASB ASC 820 redefines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. The new definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability, which is referred to as the exit price. FASB ASC 820 provides guidance on how to measure fair value, when required, under existing accounting standards. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels (Level 1, 2, and 3).

Level 1 - Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 - Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities.

Level 3 - Unobservable inputs reflecting the Company's estimates of the assumptions that market participants could use in pricing the asset or liability (including assumptions about risk).

Note 2 - Summary of Significant Accounting Policies (continued)

The Company has classified its investments in accordance with FASB ASC 820, as further described in Note 3.

Fixed Assets - Equipment is recorded at cost and is being depreciated on the income tax basis. This basis does not conform to GAAP. The difference between the accelerated tax basis and straight-line depreciation does not materially affect the fair presentation of financial condition as of December 31, 2010 and 2009.

Income Taxes - FASB ASC 740, "*Income Taxes*" establishes a threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. FASB ASC 740 is to be applied to all open tax years as of the date of effectiveness. The Company did not record any unrecognized tax benefits as of December 31, 2010 and 2009.

The Company's policy is to include interest and penalties related to unrecognized tax benefits as a component of its provision for income taxes. As of December 31, 2010 and 2009, the Company did not record any penalties or interest associated with unrecognized tax benefits. The Company has open tax years subject to examination.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Subsequent Events - Subsequent events have been evaluated through February 25, 2011, the date through which procedures were performed to prepare the financial statements for issuance. Management believes there are no subsequent events that have a material impact on the financial statements.

Note 3 - Investments

As of December 31, 2010 and 2009, the Company held two common stocks with a market value of $23,519 and $15,246, respectively. The equities had unrealized gains (losses) of $1,595 and ($6,678) as of December 31, 2010 and 2009, respectively. These equities are classified as Level 1 in accordance with FASB ASC 820. No other than temporary impaired losses have been recognized in 2010 or 2009.

Note 4 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $50,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

Note 4 - Net Capital (continued)

As of December 31, 2010 and 2009, the Company had net capital of $153,659 and $149,600, respectively, with a minimum net capital requirement of $50,000 for both years. The ratio of aggregate indebtedness to net capital was .24 to 1 and .19 to 1 for December 31, 2010 and 2009, respectively.

During the year ended December 31, 2010, the Company declared and paid a dividend to the shareholder of $5,000.

Note 5 - Income Taxes

The Company has provided a provision for the minimum state income tax of $250 and has no federal income taxes for the years ended December 31, 2010 and 2009.

Note 6 - Concentrations of Credit Risk

The Company is exposed to market risk on the various cash and investments it holds related only to its net capital requirements. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and the liquidity of the markets in which financial instruments are traded.

The Company is also exposed to credit risk, which is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless (default risk). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

Supplemental Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Board of Directors and Stockholders'
of D. B. McKenna & Co., Inc.:

In planning and performing our audit of the financial statements of D. B. McKenna & Co., Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the propose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

30 Main Street, Suite 215
Burlington, Vermont 05401
Phone 802.865.9300

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with general accepted accounting principles such that there is a more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders', the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 25, 2011

Saslow Lufkin & Buggy, LLP

Certified Public Accountants and Consultants

SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

SEC Mail Processing
FEB 28 2011
Washington, DC
110

To the Board of Directors and Stockholders
of D. B. McKenna & Co., Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by D.B. McKenna & Co., Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of these parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested of for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursements to the Company's general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and work papers that were used to generate the FOCUS report filings, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 with the related schedules and work papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those parties.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 25, 2011

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

30 Main Street, Suite 215
Burlington, Vermont 05401
Phone 802.865.9300

D. B. McKenna & Co., Inc.

(SEC File No. 8-33612)

Independent Auditors' Report, Financial Statements
and Supplemental Information

As of and for the Years Ended
December 31, 2010 and 2009

SB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

D.B. McKenna & Co., Inc.
(SEC File No. 8-33612)

This report contains: (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statements of Financial Condition.
- ☑ (c) Statements of Operations and Changes in Comprehensive Income.
- ☑ (d) Statements of Cash Flows.
- ☑ (e) Statements of Changes in Stockholders' Equity.
- ☐ (f) Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
- ☑ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business, and Note 4 - Net Capital).
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].
- ☑ (o) Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).
- ☐ (p) Schedule of segregation requirements and funds in segregation - customer's regulated commodity futures account pursuant to Rule 171-5 (not applicable).